# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hinge Health, Inc., CIK 0001673743
CUSIP: 433313103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000899140-25-000997
Filed by CIK 0001305473

## Reporting persons
- Insight Venture Partners X, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,681,897; sole dispositive power 0; shared dispositive power 4,681,897; aggregate amount beneficially owned 4,681,897 (9.9% of the class)
  Comment: Rows 6, 8 and 9 include 4,681,897 shares of Class A Common Stock issuable upon the exchange of such 4,681,897 shares of Class B Common Stock for Class A Common Stock on a one-for-one basis.
  See Item 4(b) for further information regarding Row 11.
  Percentage ownership is based on 47,294,319 shares of Class A Common Stock, which is the sum of (x) 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025, and (y) 9,375,164 shares of Class A Common Stock issuable upon the exchange of all shares of Class B Common Stock held by the Reporting Persons, but assuming no exchange of any other shares of Class B Common Stock.
- Insight Venture Partners (Cayman) X, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,839,211; sole dispositive power 0; shared dispositive power 3,839,211; aggregate amount beneficially owned 3,839,211 (8.1% of the class)
  Comment: Rows 6, 8 and 9 include 3,839,211 shares of Class A Common Stock issuable upon the exchange of such 3,839,211 shares of Class B Common Stock for Class A Common Stock on a one-for-one basis.
  See Item 4(b) for further information regarding Row 11.
  Percentage ownership is based on 47,294,319 shares of Class A Common Stock, which is the sum of (x) 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025, and (y) 9,375,164 shares of Class A Common Stock issuable upon the exchange of all shares of Class B Common Stock held by the Reporting Persons, but assuming no exchange of any other shares of Class B Common Stock.
- Insight Venture Partners (Delaware) X, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 742,658; sole dispositive power 0; shared dispositive power 742,658; aggregate amount beneficially owned 742,658 (1.6% of the class)
  Comment: Rows 6, 8 and 9 include 742,658 shares of Class A Common Stock issuable upon the exchange of such 742,658 shares of Class B Common Stock for Class A Common Stock on a one-for-one basis.
  See Item 4(b) for further information regarding Row 11.
  Percentage ownership is based on 47,294,319 shares of Class A Common Stock, which is the sum of (x) 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025, and (y) 9,375,164 shares of Class A Common Stock issuable upon the exchange of all shares of Class B Common Stock held by the Reporting Persons, but assuming no exchange of any other shares of Class B Common Stock.
- Insight Venture Partners X (Co-Investors), LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 111,398; sole dispositive power 0; shared dispositive power 111,398; aggregate amount beneficially owned 111,398 (0.2% of the class)
  Comment: Rows 6, 8 and 9 include 111,398 shares of Class A Common Stock issuable upon the exchange of such 111,398 shares of Class B Common Stock for Class A Common Stock on a one-for-one basis.
  See Item 4(b) for further information regarding Row 11.
  Percentage ownership is based on 47,294,319 shares of Class A Common Stock, which is the sum of (x) 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025, and (y) 9,375,164 shares of Class A Common Stock issuable upon the exchange of all shares of Class B Common Stock held by the Reporting Persons, but assuming no exchange of any other shares of Class B Common Stock.
- Insight Venture Associates X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,375,164; sole dispositive power 0; shared dispositive power 9,375,164; aggregate amount beneficially owned 9,375,164 (19.8% of the class)
  Comment: Rows 6, 8 and 9 include 9,375,164 shares of Class A Common Stock issuable upon the exchange of such 9,375,164 shares of Class B Common Stock for Class A Common Stock on a one-for-one basis.
  See Item 4(b) for further information regarding Row 11.
  Percentage ownership is based on 47,294,319 shares of Class A Common Stock, which is the sum of (x) 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025, and (y) 9,375,164 shares of Class A Common Stock issuable upon the exchange of all shares of Class B Common Stock held by the Reporting Persons, but assuming no exchange of any other shares of Class B Common Stock.
- Insight Venture Associates X, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,375,164; sole dispositive power 0; shared dispositive power 9,375,164; aggregate amount beneficially owned 9,375,164 (19.8% of the class)
  Comment: Rows 6, 8 and 9 include 9,375,164 shares of Class A Common Stock issuable upon the exchange of such 9,375,164 shares of Class B Common Stock for Class A Common Stock on a one-for-one basis.
  See Item 4(b) for further information regarding Row 11.
  Percentage ownership is based on 47,294,319 shares of Class A Common Stock, which is the sum of (x) 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025, and (y) 9,375,164 shares of Class A Common Stock issuable upon the exchange of all shares of Class B Common Stock held by the Reporting Persons, but assuming no exchange of any other shares of Class B Common Stock.
- Insight Holdings Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,375,164; sole dispositive power 0; shared dispositive power 9,375,164; aggregate amount beneficially owned 9,375,164 (19.8% of the class)
  Comment: Rows 6, 8 and 9 include 9,375,164 shares of Class A Common Stock issuable upon the exchange of such 9,375,164 shares of Class B Common Stock for Class A Common Stock on a one-for-one basis.
  See Item 4(b) for further information regarding Row 11.
  Percentage ownership is based on 47,294,319 shares of Class A Common Stock, which is the sum of (x) 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025, and (y) 9,375,164 shares of Class A Common Stock issuable upon the exchange of all shares of Class B Common Stock held by the Reporting Persons, but assuming no exchange of any other shares of Class B Common Stock.

## Item 1. Issuer
Name of issuer: Hinge Health, Inc.
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, California, 94105

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to Schedule 13G is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Insight Venture Partners X, L.P. ("IVP X") (ii) Insight Venture Partners (Cayman) X, L.P. ("IVP Cayman X"), (iii) Insight Venture Partners (Delaware), L.P., ("IVP Delaware X"), (iv) Insight Venture Partners X (Co-Investors), L.P. ("IVP X Co-Investors," collectively with IVP X, IVP Cayman X and IVP Delaware X, the "IVP X Funds"), (vi) Insight Venture Associates X, L.P. ("IVA X"), Insight Venture Associates X, Ltd. ("IVA X Ltd") and (vii) Insight Holdings Group, LLC ("Holdings").

Holdings is the sole shareholder of IVA X Ltd, which is the general partner of IVA X, which is the general partner of each of the IVP X Funds (collectively with Holdings, IVA X Ltd and IVA X, the "Insight Entities"). As a result, the amounts owned by each of the IVP X Funds may be deemed attributable to each of the other Insight Entities.
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Partners,1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class:
Based on the quotient obtained by dividing (x) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person, by (y) the sum of (i) 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Form 10-Q filed on November 7, 2025, and (ii) the number of shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Person(s) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose hereof.
The Reporting Persons beneficially own an aggregate of 9,375,164 shares of Class B Common Stock, which are treated as converted into Class A Common Stock for purposes of this percent of class calculation and represents approximately 19.8% of the Class A Common Stock outstanding (calculated in accordance with the paragraph above). If all outstanding shares of Class B Common Stock (as reported in the Form 10-Q) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own approximately 11.9% of the shares of Class A Common Stock deemed outstanding.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of the IVP X Funds, IVA X may be deemed to beneficially own all 9,375,164 Class B Common Stock held directly by the IVP X Funds. As the general partner of IVA X, IVA Ltd may be deemed to beneficially own all 9,375,164 Class B Common Stock held by IVA X. As the sole shareholder of IVA X Ltd, Holdings may be deemed to beneficially own all 9,375,164 Class B Common Stock held by IVA X Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purposes.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

## Signatures
- Insight Venture Partners X, LP: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/13/2026)
- Insight Venture Partners (Cayman) X, LP: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/13/2026)
- Insight Venture Partners (Delaware) X, LP: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/13/2026)
- Insight Venture Partners X (Co-Investors), LP: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/13/2026)
- Insight Venture Associates X, L.P.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/13/2026)
- Insight Venture Associates X, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos/Authorized Officer (02/13/2026)
- Insight Holdings Group, LLC: /s/ Andrew Prodromos, Andrew Prodromos/Attorney-in-Fact (02/13/2026)